June 5, 2023

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg and Arthur Sandel – Structured Finance

Re:	Atmos Energy Corporation

Atmos Energy Kansas Securitization I, LLC

Registration Statement on Form SF-1

Filed February 28, 2023

File Nos. 333-270078 and 333-270078-01

Dear Mr. Weidberg and Mr. Sandel:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as the underwriter, hereby join the request of Atmos Energy Corporation and Atmos Energy Kansas Securitization I, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective on June 8, 2023 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: June 5, 2023

(ii)	Anticipated dates of distribution: June 6, 2023 – June 20, 2023

(iii)	Number of preliminary prospectuses expected to be distributed to institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed as many copies of the proposed form of Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Gilmore
Name:	Mark Gilmore
Title:	Managing Director

As the Underwriter

Signature Page to Underwriter’s Acceleration Request